

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 4, 2009

Mr. Balwinder Samra
President and Chief Executive Officer
Balqon Corporation
1420 240th Street
Harbor City, California 90710

> **Re: Balqon Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 27, 2009**
> **File No. 333-156446**

Dear Mr. Samra:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.   If the registrant intends to request acceleration prior to the inclusion of financial statements for fiscal quarter ended June 30, 2009, please include a recent

developments section, and describe any material adverse changes in the registrant's financial condition and/or results of operations.

Company History, page 38

2.   We note your response to comment 6. In the event that the separate agreement is negotiated and filed as an exhibit prior to effectiveness of this registration statement, please note that we may have additional comments at that time.

Financial Statements for the years ended December 31, 2008 and 2007

3.   Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Note 5. Business Acquisition, page F-36

4.   We refer to prior comment 13 in our letter dated July 8, 2009. We see that you recorded a combined intellectual property asset in the acquisition of EMS since the values of patents, trademarks, copyrights, trade secrets, etc. were so intertwined that you could not separate them. According to paragraph 37 and 39 of SFAS 141, an acquired intangible asset is required to be recognized as an asset apart from goodwill at their estimated fair values. Please tell us why it is impracticable to individually value the separate intangible assets that you acquired. For example, tell us why you could not identify the separate cash flows related to each intangible asset. In addition, if you are unable to identify the separate cash flows related to each intangible asset please clarify how you determined that that these assets meet the requirements of paragraph 39 to be recorded separately from goodwill. We believe that it is meaningful for investors to understand how the purchase price is allocated to individual assets acquired and the useful lives assigned to those assets.

5.   As a related matter, tell us how you applied the combined income approach to value the combined intellectual property asset. That is, discuss how you determined the "combined" income that was included in your calculation. In your response, tell us how this approach complies with U.S. GAAP.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Larry A. Cerutti, Esq.